Exhibit 99.1

Points International Acquires Travel Booking Service to Showcase Additional Loyalty Commerce Platform Offerings

Popular online travel service PointsHound added to the Points open platform initiative

Toronto, Canada and San Francisco, California, April 22, 2014 – Points (TSX: PTS; NASDAQ: PCOM), the global leader in loyalty currency management, today announced that it has purchased all of the outstanding shares of Accruity Inc., the San Francisco-based operator of the award-winning PointsHound hotel booking service.

“This acquisition is a unique opportunity for Points to continue to bring new and innovative ideas not only to our Loyalty Program partners but also to the broader loyalty industry,” commented Points’ CEO, Rob MacLean. “The PointsHound Team has earned an excellent reputation in the Loyalty and Travel industries by developing leading-edge technology, strong loyalty program relationships, and impressive consumer adoption, all within a very short time frame. As we continue to expand the reach of our Loyalty Commerce Platform, we see great opportunities to enable valuable new offerings such as the PointsHound proposition to a wider audience of Loyalty Programs and their millions of consumers worldwide.”

PointsHound is a loyalty-based, points-centric booking engine designed for frequent travelers. PointsHound users gain access to a growing roster of loyalty rewards currencies by booking with one of over 150,000 hotels around the world, and in return, earn points and miles in the loyalty currency of their choice. Launched publicly in early 2013 with the backing of leading online travel veterans, PointsHound is the first e-commerce business to address the complexity of the current loyalty landscape: offering frequent travelers the flexibility to choose where they earn, what they earn, and how they earn in a simple and intuitive user interface.

“At its core, the PointsHound proposition was designed to drive incremental revenue to Loyalty Programs while offering unprecedented value to loyalty program members,” stated Peter Van Dorn, Accruity CEO. “We are thrilled to be joining the clear industry leaders to not only build on our early traction in travel ecommerce, but to also help accelerate their expansion into new verticals where we can deliver even greater consumer and program value on a significantly broader scale.”

MacLean continued, “Given the early stage of Accruity, we do not expect a material impact to our 2014 financial results, and anticipate only a slight increase to our ongoing operating expense structure. However, the value to Points in this acquisition is multifold: a great team with strong consumer, online travel and loyalty experience; a California presence that we intend to build upon; and a number of loyalty program relationships new to Points that we intend to expand. We are very pleased to add this key ingredient to our overall offering and we expect that our new west coast team will become important contributors to the continued progress on our Loyalty Commerce Platform and our efforts to open up third-party access.”

About Points
Points, publicly traded as Points International Ltd. (TSX: PTS) (NASDAQ: PCOM), is the global leader in loyalty currency management. Via a state-of-the-art loyalty commerce platform, Points provides loyalty eCommerce and technology solutions to the world's top brands to enhance their consumer offerings and streamline their back-end operations.

Points' solutions enhance the management and monetization of loyalty currencies ranging from frequent flyer miles and hotel points to retailer and credit card rewards, for more than 45 partners worldwide. Points also manages Points.com, where almost 4 million consumers use the only industry sanctioned loyalty wallet to not only track all of their loyalty programs but also trade, exchange and redeem their miles and points. In addition to these services, Points' unique SaaS products allow eCommerce merchants to add loyalty solutions directly to their online stores, rewarding customers for purchases at the point-of-sale.

Points has been widely recognized among the loyalty and technology communities alike. The Company was named the 4th largest Canadian software company and the 40th largest Canadian technology company by the 2013 Branham300 list. Points also ranked 40th among PROFIT Magazine's top 200 Canadian companies by five-year revenue growth. For more information on Points, please visit www.Points.com, follow us @PointsBiz on Twitter or read the Points Company blog.

Caution Regarding Forward-Looking Statements

This press release contains or incorporates forward-looking statements within the meaning of United States securities legislation, and forward-looking information within the meaning of Canadian securities legislation (collectively "forward-looking statements"). These forward-looking statements include, among other things, our guidance for 2014 with respect to revenue growth, EBITDA expectations and reinvestment plans. These statements are not historical facts but instead represent only Points' expectations, estimates and projections regarding future events.

Although Points believes the expectations reflected in such forward-looking statements are reasonable, such statements are not guarantees of future performance and are subject to important risks and uncertainties that are difficult to predict. Certain material assumptions or estimates are applied in making forward-looking statements, and may not prove to be correct. In particular, the financial outlooks herein assume we will be able to generate new business from our pipeline at expected margins, our in-market and newly launched products and services will perform in a manner consistent with the Company's past experience and we will be able to contain costs. Our ability to convert our pipeline of prospective partners and product launches is subject to significant risk and there can be no assurance that we will launch new partners or new products with existing partners as expected or planned. Other important risk factors that could cause actual results to differ materially include the risk factors discussed in Points' annual information form, Form-40-F, annual and interim management's discussion and analysis, and annual and interim financial statements and the notes thereto. These documents are available at www.sedar.com and www.sec.gov.

The forward-looking statements contained in this press release are made as at the date of this release and, accordingly, are subject to change after such date. Except as required by law, Points does not undertake any obligation to update or revise any forward-looking statements made or incorporated in this press release, whether as a result of new information, future events or otherwise.

Contact:
Addo Communications
Laura Bainbridge
laurab@addocommunications.com
(310) 829-5400